UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

March 20, 2026

Commission File Number 001-37974

VIVOPOWER PLC

(Translation of registrant’s name into English)

Suite 4, 7th Floor, 50 Broadway,

London, United Kingdom,

SW1H 0DB

+44-203-667-5158

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20- F ☒ Form 40-F ☐

VivoPower Commences Strategic Share Conversion Program; Initial 2.96 Million Listed Class A Ordinary Shares Becoming Unlisted Restricted Class B Shares, Reducing Public Float

On March 19, 2026, VivoPower PLC (the “Company” or “VivoPower”) today announced that Executive Chairman and CEO Kevin Chin and other affiliated entities have voluntarily initiated conversion of 2.96m of NASDAQ listed Class A ordinary shares into unlisted Class B ordinary shares, a non-tradable share class carrying enhanced voting rights. This has the effect of removing these Class A ordinary shares from the publicly tradeable float.

As and when appropriate, the Board’s intention is to broaden the conversion of NASDAQ-listed free trading Class A Ordinary Shares into unlisted Class B Ordinary shares amongst its executive leadership ranks to further engender long term alignment and ownership.

On February 18, 2026, Mr. Chin and other board members increased their aggregate shareholdings by 2,650,000 shares, with Mr. Chin accounting for the majority. The conversion of 2,961,000 Class A ordinary shares into Class B shares removes them from the publicly tradeable pool and represents the next step in that commitment — moving from acquisition to voluntary long term unlisted status. This transaction reinforces Mr. Chin’s long-term commitment to VivoPower and strengthens governance alignment with the Company’s mission to deliver sustained value creation in Sovereign AI Data Centre infrastructure.

Transaction Overview

The conversion is being effectuated pursuant to the authority granted by shareholders at the Company’s Extraordinary General Meeting held on January 30, 2026 (Resolution 3), which approved the introduction of a dual-class share structure. The key terms of the conversion are as follows:

●	Shares Converted: 2,961,000 Class A ordinary shares converted into 2,961,000 Class B ordinary shares
●	Listing Status: Class B ordinary shares are not listed on Nasdaq and are not freely tradable
●	Convertibility: Class B ordinary shares may be converted back into Class A ordinary shares only with shareholder approval.

Strategic Rationale

The conversion of Class A shares into Class B shares is the latest in a series of considered steps taken by VivoPower to strengthen its capital structure and governance framework in support of long-term value creation. This action should be viewed in the context of the Company’s broader non-dilutive capital strategy, which includes:

●	Termination of the ATM Equity Offering Agreement: On February 2, 2026, the Company terminated its at-the-market equity offering agreement with Chardan, eliminating a potential source of dilutive issuance.
●	Termination of the $180M Form F-3 Registration Statement: On March 18, 2026, the Company withdrew its shelf registration statement on Form F-3, further reinforcing its commitment to a non-dilutive capital management approach.
●	Commitment to Non-Dilutive Capital Management: The Company has consistently communicated its intention to fund growth of its AI data center infrastructure and powered land business through disciplined capital raising at project level, in preference to equity issuance at VivoPower level (unless it is definitively accretive).

The Board believes that broadening the Class B shareholder base among the Company’s most senior operators over time and subject to performance and commitment will further strengthen governance alignment and reinforce a culture of long-term stewardship across the leadership team. Any future extension of Class B shares to additional members of the leadership team would be subject to Board approval and disclosed in accordance with applicable securities laws.

This Report on Form 6-K, is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-227810, 333-251546, 333-268720, 333-273520) and Form F-3 (File No. 333-292437).

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterisations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

No Offer or Solicitation

This Report on Form 6-K shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This Report on Form 6-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

EXHIBIT INDEX

Exhibit 99.1—	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 20, 2026	VivoPower PLC

/s/ Kevin Chin
Kevin Chin
Executive Chairman